Michael W. Anderson

Vice President, Corporate Finance and Secretary

(Principal Financial and Accounting Officer)

Direct Dial:  502-636-4492

August 31, 2007

Via Electronic Form

United States Securities and Exchange Commission

CF/AD 5

100 F. Street N. E.

Washington, DC 20549-3561

Attention:  Mr. David R. Humphrey

Re:	Churchill Downs Incorporated
Form 10-K for the year ended December 31, 2006
Filed March 12, 2007
File No. 0-1469

Dear Mr. Humphrey:

In reply to your comment letter dated August 22, 2007 regarding the above-referenced, please see the responses set forth below.

In connection with responding to your comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Management’s Discussion and Analysis

Overview, Page 26

1.     In the Overview section of your MD&A, please expand your disclosure to discuss your sales of Hollywood Park, Ellis Park and Hoosier Park in 2005, 2006 and 2007, respectively.  Consideration should be given to discussing the reason(s) why these operations were divested, and whether management is considering further divestitures of your racetrack operations.  Also, please clarify in the Overview that all of these divestitures are reflected as discontinued operations in your financial statements.

Response:

We will include the following disclosure in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in our Annual Report on Form 10-K for the year ended December 31, 2007:

“During 2005, we completed the disposition of the assets of Hollywood Park Racetrack for a purchase price of $254.6 million.  During 2006, we sold all of the issued and outstanding shares of common stock (the “Stock”) of RCA, the parent company of Ellis Park Race Course (“Ellis Park”).  On March 30, 2007, we sold our ownership interest in Hoosier Park. The primary reasons for selling Hollywood Park Racetrack were to achieve a significant return on the asset and significantly reduce our long-term debt balances.  We made the decision to sell Ellis Park and Hoosier Park in order to dispose of two assets which we considered to be underperforming and to provide us with additional opportunities and resources to focus on our other assets and operations.  As of the date of the filing of this Annual Report on Form 10-K, we do not anticipate further dispositions of our racing operations.  The sold and held for sale businesses discussed above have been accounted for as discontinued operations in our Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.  Please refer to further sections of the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in this Item 7 as well as our Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for further details regarding these dispositions.”

Discontinued Operations, Page 40

2.     At the beginning of this section, please indicate which racetracks are included in the table summarizing your discontinued operations.

Response:

We will include the following disclosure in the Discontinued Operations section of the MD&A in all future filings as deemed appropriate:

“The following table presents earnings (loss) from discontinued operations, which includes the results of operations of Hoosier Park, Ellis Park and Hollywood Park Racetrack, for [insert appropriate periods]”

3.     Please describe how cash flows from discontinued operations are reported in your statements of cash flows.  If not disclosed separately in your statements of cash flows, please quantify cash flows from your discontinued operations in MD&A.

Response:

Within each major category (i.e., operating, investing and financing) of the Consolidated Statement of Cash Flows, cash flows from discontinued operations are combined with cash flows from continuing operations.  Cash and cash equivalents as of the end of the year are allocated between cash and cash equivalents included in assets held for sale and cash and cash equivalents in continuing operations at the bottom of the Consolidated Statement of Cash Flows.  A summary of the results of operations of sold and held for sale businesses for the years ended December 31, 2006, 2005 and 2004 is presented in Note 2 of the Consolidated Financial Statements as well in the MD&A of our Annual Report on Form 10-K for the year ended December 31, 2006.  Additionally, we disclosed the significant terms of the divestitures in Note 2 of the Consolidated Financial Statements and the MD&A of our Annual Report on Form 10-K for the year ended December 31, 2006.  As a result, the significant items of cash flows from discontinued operations are currently disclosed in our Annual Report on Form 10-K for the year ended December 31, 2006.  Therefore, we do not feel it is necessary to modify the MD&A in our Annual Report on Form 10-K.

Consolidated Financial Statements

Consolidated Statements of Net Earnings, Page 45

4.     We note your inclusion of a subtotal for “Gross Profit.”  In light of the nature of your industry, we believe this type of subtotal is not appropriate on the face of your financial statements.  Please revise to remove.

Response:

We will not include the subtotal “Gross Profit” in the Consolidated Statement of Net Earnings and Comprehensive Earnings in all future filings.

5.     Based upon your statement of cash flows for the year ended December 31, 2006, we note that you recognized a total of $21.5 million of asset impairment losses, of which approximately $7.9 million related to the sale of your ownership interest in Hoosier Park.  Please clarify the nature of the remaining portion of the impairment losses.   Please describe the assets that were found to be impaired, discuss how you determined their fair values, and explain the circumstances under which the impairment occurred.

Response:

The asset impairment losses, as presented in the Consolidated Statement of Cash Flows for the year ended December 31, 2006, consisted of the following components (in millions):

Sale of ownership in Hoosier Park	$7.9
Casualty losses at Ellis Park – tornado	6.8
Casualty losses at Louisiana Operations – Hurricane Katrina	5.5
Casualty losses at Calder – Hurricane Wilma	1.3
Total asset impairment loss	$21.5

During 2005, natural disasters caused significant damage to portions of our racetrack operations at Ellis Park, Fair Grounds Racetrack and Calder Race Course.  Due to the fact that we carry property and casualty insurance, in accordance with FASB Interpretation 30: Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets, we determined, as of December 31, 2005, that the total insurance recoveries to be received would equal or exceed the net book value of the damaged assets. The asset impairment loss recognized during 2006 was related to the write-off of the net book value of the damaged assets

As a result of a tornado that occurred in November 2005, Ellis Park sustained significant damage to its stable area as well as several other buildings at the racetrack.  We assessed which assets were damaged by the tornado and estimated the extent of damage to each asset by physically performing an inspection of such assets.  We then recorded an asset impairment loss for estimated damages using the net book values documented in our fixed asset records.  The asset impairment loss related to Ellis Park is included in the insurance recoveries, net of losses caption of the Financial Information section of Note 2, Discontinued Operations.

As a result of Hurricane Katrina that occurred in August 2005, our Louisiana Operations sustained significant damages including damages to the clubhouse and stable area of Fair Grounds Racetrack as well as damages to our off-track betting facilities.  We assessed which assets were damaged by Hurricane Katrina and estimated the extent of damage to each asset by physically performing an inspection of such assets.  We then recorded an asset impairment loss for estimated damages using the net book values documented in our fixed asset records.  The asset impairment loss related to the Louisiana Operations is included in the insurance recoveries, net of losses caption in the Consolidated Statement of Net Earnings and Comprehensive Earnings.

As a result of Hurricane Wilma that occurred in October 2005, Calder Race Course sustained significant damages including damages to the tote board and stable area.  We assessed which assets were damaged by Hurricane Wilma and estimated the extent of damage to each asset by physically performing an inspection of such assets.  We then recorded an asset impairment loss for estimated damages using the net book values documented in our fixed asset records.  The asset impairment loss related to Calder Race Course is included in the insurance recoveries, net of losses caption in the Consolidated Statement of Net Earnings and Comprehensive Earnings.

Note 4, Acquisitions and Other Transactions, Page 56

Kentucky Downs Transaction

6.     Regarding your transaction with Mr. Kelley, consideration should be given to discussing the transaction in a separate note, as it appears this is a significant related party transaction.  Please revise or advise.

Response:

In preparing the Annual Report on Form 10-K for the year ended December 31, 2006, we considered including the disclosure of the transaction with Mr. Kelley in Note 19, Related Party Transactions.  After such consideration, we concluded that full disclosure of this transaction was made in Notes 4 and 12 and reference back to such disclosures in Note 19 sufficiently characterized it as a related party transaction.

Note 12, Long-Term Debt, Page 61

7.     In Note 4, you refer to Note 12 for a discussion of your transaction with Mr. Kelley.  However, this discussion appears to have been omitted from Note 12.   Please revise to include this information, as we note its presentation in previous Form 10-K filings and believe it is still relevant to the current year filing.

Response:

In Note 12, Long-Term Debt of our Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2006, we inadvertently omitted a portion of the discussion of a transaction with Mr. Kelley.  We will include the following discussion in our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2007:

“On October 19, 2004, the Company acquired 452,603 shares of its common stock from a shareholder in exchange for a convertible promissory note in the principal amount of $16.7 million, due October 18, 2014.  The convertible note was amended and restated on March 7, 2005 (as so amended and restated the “Note”) to eliminate the Company’s ability to pay the Note at maturity with shares of its common stock.  The Company will pay interest on the principal amount of the Note on an annual basis in an amount equal to what the shareholder would have received as a dividend on the shares that were redeemed.  The Note is immediately convertible, at the option of the shareholder, into shares of the Company’s common stock at a conversion price of $36.83.  The Note may not be prepaid without the shareholder’s consent.  Upon maturity, the Company must pay the principal balance and unpaid accrued interest in cash.”

8.     We note the convertible debt instrument owed to Mr. Kelley has been accumulated with all other debt in your financial statements.  As this debt is a significant related party obligation, it appears such debt should be separately identified with its own caption on the face of the financial statements.  Reference is made to Rule 4-08(k) of Regulation S-X.  Please revise or advise.

Response:

We will separately identify the convertible debt instrument owed to Mr. Kelley on the face of the Consolidated Balance Sheet in all future filings.

Form 10-Q for the quarter ended June 30, 2007

Note 2.  Acquisitions and New Ventures, Page 7

9.     In the acquisitions of ATAB and BRIS, we noted you allocated the purchase price to various assets, including intangible assets identified for customer relationships, technology and contracts acquired, with the remaining purchase price allocated to goodwill.  Based on our review of the purchase agreements, as furnished in Form 8-K on June 12, 2007, we note that non-compete covenants were included in the purchase agreements.  Please explain why no allocation was made to the fair value of these covenants, or revise your purchase accounting to allocate a portion of the purchase price to these covenants.  Refer to EITF 02-17 for guidance.

Response:

We engaged a third party valuation specialist to perform a valuation of the assets purchased in connection with the acquisitions of ATAB and BRIS.  In performing this valuation, it was concluded that no value should be assigned to the non-compete agreements.  Such a conclusion was made on the basis of several factors.  Richard F. Broadbent III, the primary selling shareholder of BRIS and with whom there is a non-compete agreement, is in his seventies, is facing declining health, and exited BRIS in order to pursue a life in ministry.  His son has been employed by us as a key member of management of the BRIS assets.  Charles J. Ruma, the primary selling shareholder of ATAB and with whom there is a non-compete agreement, has the potential to earn up to $7.0 million five years from the date of purchase, depending on the achievement of certain financial performance of the ATAB business.  As a result of these factors, the likelihood that either party would compete absent the presence of the non-compete agreements is extremely low.

In addition, it was considered that neither party had knowledge of the technology of the businesses acquired, and therefore, would not be able to significantly impact such businesses if competition were to occur.  Regarding BRIS, given our exclusive arrangements with data providers (i.e. favorable contracts recorded as separately identifiable intangible assets), neither party would be able to effectively compete in this business.  As a result of these factors, the potential impact on our business if either party were to compete absent the presence of the non-compete agreements is estimated to be low.

Based on the low probability of competition and the low potential impact on our business if either party were to compete, no value was assigned to the non-compete agreements.

10.   Please tell us, and disclose in future filings, how you allocated the $25 million of intangible assets between customer relationships, technology and favorable contracts.  Also, supplementally tell us how you determined the fair values and useful lives for these intangible assets.

Response:

In connection with the acquisitions of ATAB and BRIS, we allocated the $25.0 million of intangible assets between customer relationships, technology and favorable contracts as follows (in millions):

Customer relationships	$8.0
Technology	4.0
Favorable contracts	10.0
Trade name	3.0
Total intangible assets	$25.0

We will also include similar disclosures in the Consolidated Financial Statements included in all future filings.

We engaged a third party valuation specialist to perform a valuation of the assets purchased in connection with the acquisitions of ATAB and BRIS.  The methodology used to determine the fair values and useful lives is as follows:

Customer Relationships

Customer relationships were valued using the excess earnings method of the income approach, which involved estimating the future economic benefits arising from the customer relationships, net of contributory asset charges, and discounting the future benefits to present values.  In estimating the future economic benefits, such factors as projected retention rates, growth rates of handle pertaining to existing customers, projected profit margins, taxes and contributory asset charges were considered.

The remaining useful life of the customer relationships was estimated using an account-weighted retention analysis based on historic handle for each customer.

Technology

The cost savings method under the income approach was determined to be the most appropriate method to derive the estimate of the fair value of the developed technology.  Similar to the relief-from-royalty method, the cost savings methodology is based upon the premise that an entity without the benefit of the developed technology would be willing to pay for the use of similar technology to capture the benefits associated with the developed technology.  Determination of the fair value of the developed technology using the income approach began with an estimation of the remaining useful life over which the cost savings will be preserved.  Once the remaining useful life was captured, the cost savings generated by the current level of functionality of the developed technology was considered.  The cost savings method measures the amount of cash flow preserved by not having to purchase or license a similar technology to perform the functionality of the developed technology.

Developed technology is often considered to have a shorter life than the overall business due to the rapid pace of technological change.  It was determined that, typically, technological obsolescence sets in for developed technology within three to ten years of creation.  The remaining useful life of seven years was determined as a result of a comparison to the useful lives of similar technologies.

Favorable Contracts

BRIS is a data service company that produces handicapping and pedigree reports for sale to racetracks, horse owners and breeders, horse players and racing-related publications.  BRIS purchases raw handicapping and pedigree information for the purpose of producing such reports from various third parties under existing data supply agreements.  Data supply agreements currently in place provide the ability for us to pass certain data to customers without having to charge the customers a fee for accessing the information.  All other market participants are required to charge customers fees for access to the same information provided under the data supply agreements.  Therefore, these agreements drive incremental handle to us and enable us to take market share from our competitors.  An income approach, commonly referred to as the with and without method, was used to identify the cash flows attributable to the loss in handle that would occur if these agreements were not in place.  An estimated loss was applied to projected handle of the acquired businesses to develop the cash flows associated with these agreements.

The remaining useful lives for the favorable contracts were determined to be consistent with the remaining duration of the contracts.

Trade Name

The trade name was valued using the relief-from-royalty method of the income approach, which is based upon the premise that an entity without the benefit of a recognized trade name will be willing to pay for the use of one in order to capture some of the benefits associated with the name.

Trade names often are considered to have lives similar to the overall business.  Accordingly, trade name assets are frequently assigned an indefinite life.  An indefinite life has been assigned to the trade name based on the fact that we plan to use the trade name for an indefinite period of time.

If you should have any questions, please do not hesitate to contact me at 502-636-4492.

Very truly yours,

/s/ Michael W. Anderson
Michael W. Anderson
Vice President, Corporate Finance and Treasurer
(Principal Financial and Accounting Officer)